Creci, Inc.

1201 North Market Street, Suite 111

Wilmington, Delaware 19801

VIA EDGAR

February 2, 2022

Mr. Eric Envall

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Creci, Inc. (the “Company”
Offering Statement on Form 1-A (the “Offering Statement”)
Submitted January 12, 2022
File No. 024-11772

Dear Mr. Envall:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Creci, Inc. (the “Company”), hereby requests acceleration of the qualification date of the above-referenced offering statement to 3:00 p.m., Eastern Time, Friday, February 4, 2022, or as soon thereafter as is practicable.

We acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such qualification by a telephone call to Mikal B. Shaikh at (919) 831-7031 or by email to him at mikal.shaikh@klgates.com.

Creci Inc.

By:	/s/ Andres Idarraga
	Name:	Andres Idarraga
	Title:	Chief Executive Officer

cc: Mikal B. Shaikh, Esq.